Exhibit 3.2

UNOFFICIAL TRANSLATION

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF

ELASTIC N.V.

On the tenth day of October two thousand and eighteen appears before me, Casper Robert Nagtegaal, candidate civil law notary, acting for Corstiaan Anne Voogt, civil law notary in Amsterdam:

Rachelle Lisa Pouwer, candidate civil law notary, working at the offices of De Brauw Blackstone Westbroek N.V., with seat in Amsterdam, at Claude Debussylaan 80, 1082 MD Amsterdam, born in Noordoostpolder on the third day of March nineteen hundred and ninety-three.

The person appearing declares that on the twenty-eighth day of September two thousand and eighteen the general meeting of Elastic N.V. (formerly named Elastic B.V., a private company with limited liability), a public limited liability company, with corporate seat in Amsterdam, the Netherlands, address at Rijnsburgstraat 11, 1059 AT Amsterdam, the Netherlands and Trade Register number 54655870, resolved to amend its articles of association, as well as to authorise the person appearing to execute this deed.

In implementation of the above resolutions, the person appearing declares that she amends the company's articles of association as follows:

Article 3.1.1 shall be amended and shall read as follows:

3.1.1	The authorised share capital of the Company amounts to three million and three hundred thousand euro (EUR 3,300,000) and is divided into:
(a)	one hundred and sixty-five million (165,000,000) Ordinary Shares, each with a nominal value of one eurocent (EUR 0.01); and
(b)	one hundred and sixty-five million (165,000,000) Preference Shares, each with a nominal value of one eurocent (EUR 0.01).

Finally, the person appearing declares:

1.

by and through the execution of this deed the issuance of seven million (7,000,000) ordinary shares in the capital of the company, numbered 62,401,794 up to and including 69,401,793, with a nominal value of one eurocent (EUR 0.01) each, in accordance with a private deed executed on the date hereof, has become effective;

2.	as a consequence of the execution of this deed the issued and paid up capital of the company amounts to six hundred ninety-four thousand seventeen euro and ninety-three eurocent (EUR 694,017.93).

A document in evidence of the resolutions, referred to in the head of this deed, is attached to this deed.

The original copy of this deed was executed in Amsterdam, on the date mentioned at the top of this deed. I summarised and explained the substance of the deed. The individual appearing before me confirmed having taken note of the deed's contents and having agreed to a limited reading of the deed. I then read out those parts of the deed that the law requires. Immediately after this, the individual appearing before me, who is known to me, and I signed the deed, at fifteen hours fifty-five minutes.

(signed): R.L. Pouwer, C.R. Nagtegaal.

RLP/CAV/MSO

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